UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant

to Rules 13d-1(b) and (c) and Amendments Thereto Filed

Pursuant to 13d-2(b)

MediciNova, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58468P107 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP NO. 58468P107

1	Names of Reporting Persons.

JAFCO G-9(A) Venture Capital Investment Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power

300,000 (1)
6 Shared Voting Power

0
7 Sole Dispositive Power

300,000 (1)
8 Shared Dispositive Power

0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

300,000 (1)
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11	Percent of Class Represented by Amount in Row (9)

2.87%
12	Type of Reporting Person (See Instructions)

PN

(1)	Reflects Issuer’s 10 for 1 reverse stock split, effective as of October 31, 2006.

CUSIP NO. 58468P107

1	Names of Reporting Persons.

JAFCO G-9(B) Venture Capital Investment Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power

200,000 (1)
6 Shared Voting Power

0
7 Sole Dispositive Power

200,000 (1)
8 Shared Dispositive Power

0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

200,000 (1)
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11	Percent of Class Represented by Amount in Row (9)

1.91%
12	Type of Reporting Person (See Instructions)

PN

(1)	Reflects Issuer’s 10 for 1 reverse stock split, effective as of October 31, 2006.

Item 1	(a)	Name of Issuer:

MediciNova, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

4350 La Jolla Village Dr., Suite 950, San Diego, CA 92122

Item 2	(a)	Name of Person Filing:

This statement is being filed by JAFCO G-9(A) Venture Capital Investment Limited Partnership (“JAFCO G-9(A)”) and JAFCO G-9(B) Venture Capital Investment Limited Partnership (“JAFCO G-9(B)”) (collectively, the “Reporting Persons”).

	(b)	Address of Principal Business Office or, if none, Residence:

Tekko Building, 1-8-2 Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan

	(c)	Citizenship:

JAFCO G-9(A): Japan JAFCO G-9(B): Japan

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

	(e)	CUSIP Number:

58468P107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐ A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

JAFCO G-9(A): 300,000 (1) JAFCO G-9(B): 200,000 (1)

(b) Percent of class:

JAFCO G-9(A): 2.87 % JAFCO G-9(B): 1.91%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

JAFCO G-9(A): 300,000 (1) JAFCO G-9(B): 200,000 (1)

(ii) Shared power to vote or to direct the vote -0-

(iii) Sole power to dispose or to direct the disposition of:

JAFCO G-9(A): 300,000 (1) JAFCO G-9(B): 200,000 (1)

(iv) Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group. .

See Exhibit 1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)	Reflects Issuer’s 10 for 1 reverse stock split, effective as of October 31, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007

JAFCO G-9(A) Venture Capital Investment Limited Partnership

By:	JAFCO Co., Ltd., its General Partner

/s/ Nonuo Fukada
Name:	Nonuo Fukuda
Title:	Group Officer, JAFCO Co., Ltd.

JAFCO G-9(B) Venture Capital Investment Limited Partnership

By:	JAFCO Co., Ltd., its General Partner

/s/ Nonuo Fukada
Name:	Nonuo Fukuda
Title:	Group Officer, JAFCO Co., Ltd.